UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PAR PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69888T207

(CUSIP Number)

Jonathan D Wasserman, Esq.

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 69888T207	13D	Page 2 of 7

1.	Name of Reporting Persons. ZCOF PAR PETROLEUM HOLDINGS, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,820,266
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,820,266
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,820,266
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 36,651,426 shares of Common Stock outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K dated August 14, 2014 and filed on that date, and 395,933 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

CUSIP No. 69888T207	13D	Page 3 of 7

1.	Name of Reporting Persons. Chai Trust Company, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,160,664
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,160,664
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,160,664
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.8% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 36,651,426 shares of Common Stock outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K dated August 14, 2014 and filed on that date, and 395,933 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

CUSIP No. 69888T207	13D	Page 4 of 7

1.	Name of Reporting Persons. ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,160,664
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,160,664
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,160,664
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 36,651,426 shares of Common Stock outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K dated August 14, 2014 and filed on that date, and 395,933 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

CUSIP No. 69888T207	13D	Page 5 of 7

EXPLANATORY NOTE: This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the Common Stock, $0.01 par value per share (the “Common Stock”) of Par Petroleum Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 1301 McKinney, Suite 2025, Houston, Texas 77010. This Amendment No. 4 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 10, 2012, and Amendment No. 1 to Schedule 13D filed on June 27, 2013, Amendment No. 2 to Schedule 13D filed on September 30, 2013 and Amendment No. 3 to Schedule 13D filed on July 25, 2014 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the Issuer’s registered pro rata rights offering (the “Rights Offering”) commenced on July 22, 2014, Master Fund and Holdings each irrevocably exercised their basic subscription privileges to maintain their pro rata ownership through the purchase of up to 1,100,399 shares and 941,413 shares, respectively, of Common Stock (collectively, the “Additional Shares”) for $16.00 per share, representing the Reporting Persons’ aggregate pro rata portion of the shares issued in the Rights Offering. On August 13, 2014, the subscription period ended and on August 14, 2014 the Issuer announced that the Rights Offering was fully subscribed through the exercise of basic subscription and oversubscription privileges. As a result of the Rights Offering being fully subscribed, the number of Additional Shares subscribed for by the Reporting Persons became fixed at 1,100,399 shares for Master Fund and 941,413 shares for Holdings. The aggregate purchase price for the Additional Shares was $32,668,992, and the source of the funds to acquire the Additional Shares was working capital.

ITEM 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons’ purpose in acquiring the Additional Shares was to participate in the Rights Offering and maintain their pro rata ownership of the Common Stock of the Issuer.

ITEM 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) To the best knowledge of the Reporting Persons, 36,651,426 shares of Common Stock outstanding following the rights offering as reported in the Issuer’s Current Report on Form 8-K dated August 14, 2014 and filed on that date.

Holdings is deemed to be the beneficial owner of 5,820,266 shares of Common Stock, or approximately 15.7% of the issued and outstanding shares of Common Stock as of August 14, 2014 and Holdings shares voting and dispositive power with Master Fund and General Partner with respect to such shares. Each of Master Fund and General Partner is deemed to be the beneficial owner of 12,160,664 shares of Common Stock, or approximately 32.8% of the issued and outstanding shares of Common Stock as of August 14, 2014 and Master Fund shares voting and dispositive power with General Partner with respect to such shares. The 395,933 shares of Common Stock issuable upon exercise of the warrants held by Holdings are included in the beneficial ownership calculation in the preceding two sentences. No other person referenced in Item 2 of the Schedule 13D beneficially owns any shares of Common Stock.

CUSIP No. 69888T207	13D	Page 6 of 7

(c) Except as set forth in Item 3 and Item 4 above, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.

(d) No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

CUSIP No. 69888T207	13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 15, 2014

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P. By: Chai Trust Company, LLC, its general partner CHAI TRUST COMPANY, LLC

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

EXHIBIT A

AMENDED AND RESTATED JOINT FILING AGREEMENT

The undersigned agree that the Amendment No. 4 to the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Par Petroleum, Inc., dated as of August 15, 2014, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: August 15, 2014

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P. By: Chai Trust Company, LLC, its general partner CHAI TRUST COMPANY, LLC

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President